3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: (215) 981- 4659

direct fax: (866) 422 - 2114

falcoj@pepperlaw.com

January 28, 2019

James E. O’Connor, Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	FundVantage Trust 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Trust’s Amendment No. 199 to the Trust’s registration statement on Form N-1A filed with the Commission on October 1, 2018 (the “Amendment”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed to register the Verplanck Balanced Fund, a new series of the Trust, under the Investment Company Act of 1940.

We have organized this letter by setting forth the Staff’s comments to the Amendment in italicized text followed by the Trust’s response.

*           *           *

1.            In Item 6(a) of the Amendment state that the Fund does not publicly offer its shares for purchase.

Response: Item 6(a) has been revised to address the Staff’s comment.

2.            Please explain to the Staff how often the target exposures are rebalanced and consider revising Item 9(b) to disclose the frequency at which the target exposures are rebalanced.

Response: The Adviser typically rebalances the Fund’s target exposure to each index at month-end if the target exposures deviate more than 5%. Item 9(b) has been revised to address the Staff’s comment.

Boston	Washington, D.C.	Los Angeles	New York	Pittsburgh

Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

www.pepperlaw.com

James E. O’Connor, Senior Counsel

January 28, 2019

3.            Please clarify the meaning of the statement that “the Adviser may invest assets of the Fund in stock of its affiliated parent company.”

Response: The statement is intended to explicitly state that the Fund may invest in the Adviser’s parent company, which is permitted under Staff’s no-action guidance provided in The Victory Stock Index Fund on February 7, 1995.

4.            The Staff notes that, although the Fund is actively managed in that it allocates assets between the components of two indices, the disclosure states that the Fund uses “an indexing investment approach” to achieve its objective. Please explain whether the Adviser’s discretion to use a temporary defensive strategy could be construed as inconsistent with the Fund’s use of an indexing investment approach.

Response: The Fund believes that this type of temporary defensive position may be appropriate in times of non-normal market conditions, or other extraordinary circumstances.

5.            To what extent does the Fund intend to invest in ETFs and other investment companies?

Response: The Adviser may, in part, use ETFs and registered investment companies as part of obtaining exposure to an index or constituent securities of an index to meet the investment objective of the Fund. As the objective of the Fund is to meet performance of the static mix of asset classes the Adviser will seek the most cost effective method to achieve the objective.

6.            In “Appendix A-Description of Securities Ratings,” indicate that long-term credit ratings below Ba (Moody’s) or BB (S&P and Fitch) are considered below investment grade ratings.

Response: Appendix A has been revised to reflect the Staff’s comment.

*           *           *

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Joel L. Weiss, President of FundVantage Trust